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April 17, 2007	WRITER’S DIRECT LINE
904.359.8713
lkelso@foley.com EMAIL

CLIENT/MATTER NUMBER
080252-0102

Mail Stop 3561

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. Tom Kluck
Mr. Duc Dang
Mr. Terence O’Brien
Mr. David Walz
Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc.
Amendment No. 5 to Proxy Statement on Schedule 14A
File No. 000-51506

Ladies and Gentlemen:

This letter is in response to your comment letter dated April 3, 2007. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Boulder Specialty Brands, Inc.

To facilitate the staff’s review of the filing, we are furnishing to Mr. Tom Kluck under separate cover four copies of this letter and the blacklined printer’s proof of the amended proxy statement being filed contemporaneously herewith.

General

1.	We note the statement in the fairness opinion on page B-3 that “it is understood that the Opinion is only for the information of the Board of Directors in connection with its consideration of the Proposed Transaction.” Please remove this statement in light of the disclosure on page B-3 that “The Opinion may be included in its entirety in any proxy statement distributed to shareholders of Boulder in connection with the Proposed Transaction.”

The fairness opinion, on page B-3, has been revised to remove the statement that “it is understood that the Opinion is only for the information of the Board of Directors in connection with its consideration of the Proposed Transaction.” The fairness opinion has

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

April 17, 2007

also been revised, on page B-3, to clarify that it was specifically designed for the board of directors in connection with the Proposed Transaction and, therefore, only the board of directors may rely on the opinion.

Note 2 – Revenue Recognition, page FS-59

2.	According to your response to prior comment 3, you believe you recognized revenue in a conservative manner in accordance with SAB Topic 13. Please clarify the specific guidance you relied on to support your revenue recognition policy. Explain specifically why you believe excluding the last week of sales meets the delivery and performance criteria in SAB Topic 13. Also, please tell us the reasons you recognize revenue upon delivery to customers rather than at the time of shipment. Tell us when title transfers to the customer and the customary shipping terms (e.g, FOB Destination). Also, in your letter dated February 14, 2007, you state you recognized revenue upon delivery “based on the time it would take to deliver to... customers, determined by the distance traveled between shipment point and the delivery point.” Please clarify whether this is a separate adjustment from the exclusion of the last week of sales, or whether excluding the last week of sales is the result of this analysis.

The financial statements of GFA Holdings, Inc. and Subsidiary have been restated as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006 and 2005, and for the period from February 5, 2004 (inception) through December 31, 2004. In addition, the combined financial statements of GFA Brands, Inc. and Fitness Foods, Inc. (predecessors to GFA Holdings, Inc.) have been restated as of March 31, 2004 and for the three month period ended March 31, 2004. The restatements were necessary in order to give effect to the proper application of GFA’s revenue recognition policy. A detailed description of the restatement and its effect on the financial statements is found in Note 2 of the respective financial statements. Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred upon the receipt of product by the customer. The earnings process is complete once the customer order has been placed and approved and the product has been shipped and received by the customer.

GFA’s audited financial statements for the year ended December 31, 2003 have been omitted as they are not required. The pro forma financial statements have also been revised to reflect the proper application of GFA’s revenue recognition policy.

3.	Other.

All other changes are updating changes only.

* * * * *

Securities and Exchange Commission

April 17, 2007

Please contact me at (904) 359-8713 if you have any questions. Boulder would very much appreciate any assistance you can provide in expediting the review of the filing.

Sincerely,

Linda Y. Kelso

LYK:dkm
Enc.
cc:	Mr. Stephen B. Hughes
Mr. Robert S. Gluck
Mr. James E. Lewis
Mr. Christopher Wolf